FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 21, 2003

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

  The following documentation is being submitted herewith:

2003 Second Quarter Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President

Date:  August 21, 2003

PARAMOUNT
ENERGY TRUST

2003
Second Quarter Report

Paramount Energy Trust (PET) is a natural gas focused Canadian energy royalty trust which commenced operations in February 2003 with the acquisition of the vast majority of Paramount Resources Ltd.'s producing shallow natural gas properties in northeast Alberta. Trust Units were listed on the Toronto Stock Exchange on February 7, 2003 under the symbol PMT.UN. PET operates over 95 percent of its extremely focused asset base which is characterized by long production histories, a predictable production profile, high field netbacks, minimal ongoing capital requirements and strategic infrastructure ownership. PET's operating practices are conservative, targeting stable distributions and premium after-tax returns at an acceptable risk for all stakeholders through attentive management of capital programs, operating costs, debt and natural gas price volatility. PET will grow through prudent investment; optimizing the value of its asset base through low risk exploitation, pursuing value-added corporate and property acquisitions for both maintenance production and growth, and proactively managing its extensive undeveloped land base.

PET features a state of the art trust structure with high management ownership and no external management fees or contracts, thereby directly aligning the management of the Trust with Unitholders and sharing the objective to receive superior returns from our investment.

Paramount Energy Trust is Canada's only 100 percent natural gas royalty trust.

	Three Months Ended June 30			Six Months Ended June 30
(unaudited)	2003	2002	% Change	2003	2002	% Change

Financial (thousands of dollars except per Trust Unit amounts)

Natural Gas Revenue	51,278	33,353	54	113,382	55,131	106

Cash Flow	33,567	15,867	111	71,378	24,774	188

Per Trust Unit (2)	$0.81	$0.40	103	$1.76	$0.63	179

Net Earnings	17,502	4,614	279	43,918	187

Per Trust Unit (2)	$0.42	$0.12	250	$1.08	$0.00

Distributions	34,504	n/a		67,404	n/a

Per Trust Unit (2)	$0.804	n/a		$1.634	n/a

Capital Expenditures	12,506	1,126	1,010	27,193	10,562	157

Net Debt	38,420	n/a		38,420	n/a

Unitholders' Equity	219,570	n/a		219,570	n/a

Trust Units Outstanding

At June 30 & August 8	44,638,376	n/a		44,638,376	n/a

Diluted	45,603,876	n/a		45,603,876	n/a

Operating

Production

Gas - Total (Bcf)	8.0	8.8	(9)	15.6	17.2	(9)

- Per Day (MMcf)	88.4	97.1	(9)	86.3	95.3	(9)

Average Prices

Gas ($/Mcf)	6.37	3.78	69	7.26	3.20	127

Wells Drilled (gross)

Gas	-	-		16	16

Service	-	-		1	2	(50)

Dry	-	-		0	2	(100)

Total	-	-		17	20	(15)

Success Rate	-	-		100	90

Undeveloped Land Holdings
(thousands of net acres)	336	n/a		336	n/a

1.	All amounts in this report include the operations and results of the northeast Alberta properties of Paramount Resources Ltd. ("PRL") which were acquired by PET (the "PET Assets") during the first quarter of 2003. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes PET as the successor entity to PRL's northeast Alberta core area of operations as PET acquired substantially all of PRL's natural gas assets in that region.

2.	The Trust Units indicated for periods prior to March 31, 2003 are pro forma. Actual Units were issued by PET in the first and second quarters of 2003.

Second Quarter Report 1

CORPORATE

On May 30, 2003 PET closed its previously announced equity financing, issuing five million Trust Units at $12.65 per Trust Unit for net proceeds of $60.1 million. The proceeds were initially applied to reduce bank debt incurred to finance asset acquisitions.

The Alberta Energy and Utilities Board ("EUB") issued GB 2003-16 on June 3, 2003 proposing a new bitumen conservation policy which would order the shut-in of all producing Wabiskaw-McMurray gas wells on August 1, 2003 in a newly defined application area. The potential impact on the Trust of the proposed policy under GB 2003-16 was the shut-in of up to 44 MMcf/d, representing approximately 50 percent of the Trust's total daily natural gas sales. The general bulletin provided for consultation with industry through written submissions by June 26, 2003 and participation in an oral consultation meeting July 3 to 5, 2003. PET actively participated in this process, along with other gas and bitumen producers, resulting in a reduction of the impact on the Trust.

As a follow-up to the consultation process, the EUB issued GB 2003-28 on July 22, 2003. The EUB continues to consider that gas production in pressure communication with associated potentially recoverable bitumen places future bitumen recovery at an unacceptable risk. GB 2003-28 provides additional clarification with respect to the proposals suggested in GB 2003-16 and incorporates some of the suggestions and concerns put forth by industry during the consultation process. The area of concern has not changed from GB 2003-16. The full text of GB 2003-28 and all related material is available on the EUB's website, www.eub.gov.ab.ca.

GB 2003-28 identified 938 gas wells which are of concern to the EUB. The EUB issued an interim shut-in order respecting these wells effective September 1, 2003. Temporary exemptions to the shut-in order will be provided for gas wells where operators have evidence that natural gas production does not affect the potential extraction of bitumen. A provision exists whereby objections to an exemption can be initiated by an oil sands leaseholder, EUB staff or other affected parties.

Upon finalization of a regional geological study undertaken by the EUB, anticipated to be completed through a collaborative process with industry by December 31, 2003, the EUB will notify parties of its intention to vary the gas production status of specific wells. The EUB intends to decide the status of all gas production within the area of concern by April 1, 2004. If any affected party objects to the proposed gas well status, the EUB will convene a hearing regarding the matter.

2 Paramount Energy Trust

GB 2003-28 identified a total of 221 producing PET-interest natural gas wells in the affected area, representing approximately 44 MMcf/d, or about 50 percent of the Trust's current production. Based upon currently available evidence and interpretations, the Trust estimates it will shut-in approximately 6 to 12 MMcf/d of its current 90 MMcf/d (less than 15 percent) of total gas production on September 1, 2003.

In accordance with GB 2003-28 at the request of the gas well operators, the EUB will exempt from shut-in wells which have been approved for production under ID 99-1 after July 1, 1998, wells approved for production through the Surmont and Chard/Leismer hearing decisions and certain grandfathered wells which are not associated with potentially recoverable bitumen production and which were completed prior to July 1, 1998. These exemptions apply to the new revised application area and wells contained in overlapping pool orders. Exemptions from shut-in are an interim measure and the ultimate productive status of wells will be determined by the EUB prior to April 1, 2004, dependent on the review of all wells in the context of the regional geological model.

PET is continuing its thorough review of the producing gas wells, preparing the temporary exemptions and collaborating with industry to minimize the gas volumes required to be shut in. The work to identify wells which will be considered exempt from the shut-in order is ongoing and PET is employing the expertise of a third-party geological consulting firm, Petrel Robertson Consulting Ltd. in this regard. As the ultimate shut-in will be determined by the EUB, the amount of production shut-in and the duration of shut-in, as well as any related compensation cannot be definitively determined at this time.

The preliminary assessment of the 6 to 12 MMcf/d of PET gas production which may not meet the criteria for temporary exemptive relief is located mainly in the Corner, Leismer and Winefred areas. Some additional temporary shut-in of non-associated gas may be necessary because of operational considerations as access to the area to complete certain field operations to segregate producing zones is not possible until winter.

The EUB has resumed processing all pending or new gas production applications under ID 99-1. Under the amended ID 99-1 criteria PET anticipates an additional 2 to 3 MMcf/d of production will be approved prior to the end of August 2003.

In summary, of the initial 44 MMcf/d potentially impacted by the proposed policy in GB 2003-16, it is anticipated that 32 to 38 MMcf/d (up to 85 percent) will remain on production on September 1, 2003 subject to the completion of the regional geological study by year end and the EUB's final well status determination. The potential shut-in of 6 to 12 MMcf/d

Second Quarter Report 3

of gas production on September 1, 2003 will be partially offset with the anticipated approval of an additional 2 to 3 MMcf/d from this past winter's drilling program.

The EUB is accelerating their development of a regional geological model and at the same time collecting data for regional bitumen mapping. The EUB is also initiating a collaborative process within industry to assess the definition of commercial bitumen and advance technical solutions to the gas/bitumen issue. The Trust believes there are or will be technical solutions to alleviate any risk to bitumen recovery from gas production, however, the timing and criteria for acceptance by the EUB of potential technical solutions remains uncertain at this time.

PET will continue to pursue all potential avenues to preserve its production base, including revisiting some or all of this shut-in production through an EUB hearing process in 2004, pursuant to our fundamental belief that no gas production in northeast Alberta poses a threat to ultimate commercial bitumen recovery that cannot be alleviated by technological solutions. While it is regrettable that any production has been ordered shut-in without regard to due process, assuming all parties act reasonably, GB 2003-28 limits the impact of GB 2003-16 and the Trust will work with the EUB, the Government of Alberta and all affected parties towards a comprehensive solution to this matter. At the same time, the Trust continues to pursue its legal options in parallel. The Trust is presently considering whether to file a legal challenge respecting GB 2003-28 but currently plans to also file for exemptions as contemplated by the general bulletin.

The Trust is also encouraged that all parties, including the Government of Alberta, have become engaged in this issue on a number of fronts, including the expedited development of the regional geological model, the advancement of possible technical solutions and the consideration of possible timely royalty flexibility, or some other form of financial assistance with respect to any gas that may be shut-in, whether on an interim or indefinite basis.

OPERATIONS

Natural gas production decreased nine percent during the six months ended June 30, 2003 to 86.3 MMcf/d from 95.3 MMcf/d in the first half of 2002. Production additions from the 2002 and 2003 drilling programs and better than anticipated production performance related to successful field operation opitimization programs combined to partly offset the approximate 19 percent base average production declines in the properties, as estimated by our independent reserve evaluators.

4 Paramount Energy Trust

Natural gas production for the second quarter averaged 88.4 MMcf/d, up from 84.2 MMcf/d in the first quarter of 2003. Delays associated with approval to produce wells drilled, completed and tied-in this past winter, were related to the decision by the EUB to discontinue processing ID 99-1 applications until the issuance of their policy regarding gas production from Wabiskaw-McMurray in the Athabasca Oil Sands Area. Following the issuance of GB 2003-16 by the EUB on June 3, 2003, which reduced the application area for approval of production, PET was able to commence production from wells drilled in the Ells and Legend East areas in early 2003, increasing average daily production by approximately 4.5 MMcf/d. The remaining eight gas wells drilled in 2003 continue to await approval for production under the amended regulations outlined in GB 2003-28. It is expected that the Legend wells representing 2 to 3 MMcf/d will be approved prior to the end of August.

CAPITAL EXPENDITURES, DRILLING AND ACQUISITIONS

Development expenditures totalled $8.8 million for the six months ended June 30, 2003. Minimal development expenditures were incurred in the second quarter as all field operations had been completed by the end of March. During the second quarter, PET completed the closing of the previously announced acquisition of a 100 percent working interest in the Ells natural gas property in northeast Alberta at a purchase price of approximately $18.4 million.

OUTLOOK

Natural gas prices have weakened considerably from the first quarter in response to mild summer weather and related higher than expected gas storage injections. We continue to believe that market fundamentals for North American natural gas favor the supplier and consequently expect that prices will rise and perhaps even spike significantly during the next several months. For this reason, as well as the uncertainty surrounding the level of potential shut-in of gas, our hedging program to date has been very modest. The Trust established a costless collar on 15,000 GJ/d for the period July through September with a floor of $7.00 and a ceiling of $7.37. As price trends become clearer and we gain more certainty to our production levels, additional hedges will be considered.

PET dedicated virtually all of its human resources during the second quarter towards defending the interests of the Trust and its Unitholders from the drastic measures proposed by the EUB under GB 2003-16. That proposal and the manner in which it was issued represented a dark period in the investment and regulatory history of the Province of Alberta. PET has been significantly impacted, however, we continue to work diligently on all fronts; technical, legal, compensation and government relations, to improve our position.

Second Quarter Report 5

Natural gas revenue increased 106 percent to $113.4 million for the six months ended June 30, 2003 compared to $55.1 million for the six months ended June 30, 2002. Decreased production volumes resulted in a $6.2 million decrease in revenue while higher natural gas prices increased revenue by $64.4 million. Natural gas revenue increased 54 percent to $51.3 million for the three months ended June 30, 2003 compared to $33.4 million for the three months ended June 30, 2002.

Realized natural gas prices increased by 127 percent for the six months ended June 30, 2003 to $7.26 per Mcf from $3.20 per Mcf in 2002. PET's blend of aggregator contracts, forward sales and AECO monthly index and daily spot market sales resulted in a realized natural gas price of approximately 96 percent of the average Alberta Reference Price for the first half of 2003 versus 84 percent for the first half of 2002. Average Alberta Reference Prices increased 98 percent from $3.82 per GJ for the six months ended June 30, 2002 to $7.55 per GJ for the six months ended June 30, 2003. The increase in PET's gas prices exceeded that for the reference price as the Trust fixed the price on more than 40 percent of its production for the months of March and April in excess of $11.00 per Mcf.

Natural gas production decreased nine percent during the period to 86.3 MMcf/d from 95.3 MMcf/d in the first half of 2002, as production additions realized from 2002 and 2003 drilling did not fully offset natural production declines. Second quarter natural gas production also declined nine percent from 97.1 MMcf/d in 2002 to 88.4 MMcf/d in 2003.

For the six months ended June 30, 2003 the average royalty rate was 20.3 percent compared to 17.0 percent for the six months ended June 30, 2002. Royalty rates in Alberta are calculated on a sliding scale sensitive to prices. Consequently, the increase in the average royalty rate is consistent with the increase in the Alberta Reference Price in 2003 compared to 2002. In the second quarter the average royalty rate dropped from 22.9 percent to 17.3 percent as gas prices decreased.

Total production costs decreased $3.3 million in the six months ended June 30, 2003 compared to the same period in 2002. Unit production costs were $0.94 per Mcf in the six months ended June 30, 2003 compared to $1.04 per Mcf for the same period in 2002. The reduction in unit costs arises as a result of a decrease in average costs in the petroleum service industry and an increased concentration on cost control by PET as well as routine rotation in the facility maintenance schedules. First and second quarter production costs are typically higher due to the winter-only access nature of our assets. Full year production costs are expected to approximate $0.85 per Mcf. Unit production costs were $0.76 per Mcf in the second quarter of 2003 compared to $1.13 per Mcf in the first quarter.

6 Paramount Energy Trust

The significantly higher commodity prices combined with lower production volumes, higher royalties and lower production costs resulted in a $47.8 million increase in operating income from $27.9 million for the six months ended June 30, 2002 to $75.7 million for the six months ended June 30, 2003.

($Cdn millions)

Production decrease	$(6.2)

Price increase	64.4

Royalty increase	(13.7)

Operating cost decrease	3.3

Increase in net operating income	$47.8

General and administrative expenses were $2.1 million in the first six months of 2003 compared to $1.9 million in 2002. The 2002 figure represented an allocation of PRL's overall administrative costs.

Interest expense was $1.5 million in the first half of 2003 compared to nil in 2002. In 2002, no bank debt was attributed to the PET Assets as cash flow significantly exceeded capital expenditures, while in 2003 PET commenced bank borrowing on March 11, 2003.

The above factors combined to increase cash flow from operations to $71.4 million for the six months ended June 30, 2003 from $24.8 million in the 2002 period, a 188 percent increase.

Depletion and depreciation expense increased from $23.5 million in the first half of 2002 to $26.6 million in 2003 due to an increase in the depletion rate.

Net earnings were $43.9 million in the first half of 2003 compared to $187,000 in the 2002 period.

LIQUIDITY AND CAPITAL RESOURCES

PET had spent $8.8 million on development expenditures to the end of the second quarter of 2003. As all of our capital program is presently conducted in the winter we have no additional capital commitments for the remainder of the year.

A syndicate of financial institutions has provided PET with a demand credit facility in the maximum amount of $115 million which includes a $10 million working capital component. Actual borrowings under the credit facility will be limited to a borrowing base as determined from time to time by our lenders. The borrowing base is currently $115 million, however, at quarter end PET was restricting its borrowing to no more than $56 million until additional certainty was gained relative to the

Second Quarter Report 7

gas/bitumen issue. PET will pay interest rates and commitment fees on undrawn amounts on terms negotiated and at rates agreed to between us and our lenders from time to time.

PET commenced distributions to Unitholders in the month of April 2003. Cumulative distributions to June 30, 2003 totalled $1.634 per Unit. A distribution of $0.25 per Unit for the month of July was announced on July 18, 2003 and the Board of Directors has approved a further distribution of $0.20 per Unit for the month of August.

Given the range of potential outcomes to the gas/bitumen issue and recent volatility in natural gas prices the following table presents PET's estimated monthly cash flow per Unit for the remainder of the year at various levels of production relative to the current volume of approximately 90 MMcf/d and various AECO gas prices:

Production		AECO Gas Price ($/GJ)

(MMcf/d)	$5.00	$5.50	$6.00	$6.50	$7.00

		Monthly Cash Flow		($/Unit/Month)

90	0.164	0.187	0.210	0.232	0.255

85	0.154	0.175	0.197	0.218	0.240

80	0.144	0.164	0.184	0.204	0.224

75	0.134	0.152	0.171	0.190	0.209

70	0.124	0.141	0.158	0.176	0.193

8 Paramount Energy Trust

June 30, 2003		December 31, 2002

Assets

Current Assets

Accounts Receivable	$21,034	$16,012

Capital Assets (Note 3)	265,905	252,048

	$286,939	$268,060

Liabilities

Current Liabilities

Accounts Payable and Accrued Liabilities	$16,770	$19,306

Distributions Payable	11,160	-

Bank and Other Debt (Note 4)	31,524	2,123

	59,454	21,429

Provision for Future Site Restoration and Abandonment Costs	7,915	7,111

Unitholders' Equity

Trust Units (Note 5)	260,279	-

Net Book Value Adjustment (Note 3)	(15,437)	1,317

Net Investment of Paramount Resources Ltd.	-	238,203

Accumulated Earnings Net of Distributions	(25,272)	-

	219,570	239,520

	$286,939	$268,060

See Accompanying Notes

Basis of Presentation: Note 1 and Note 2

Subsequent Events: Note 7

Second Quarter Report 9

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2003	2002	2003	2002

Revenue

Natural Gas	$51,278	$33,353	$113,382	$55,131

Royalties	(8,862)	(5,719)	(23,057)	(9,366)

	42,416	27,634	90,325	45,765

Expenses

Production	6,085	7,306	14,644	17,900

Dry Hole	-	28	-	246

Geological and Geophysical	44	-	67	367

Lease Rentals	380	303	702	909

General and Administrative	1,345	948	2,111	1,923

Interest	1,039	-	1,490	-

Loss on Sale of Equipment	-	134	-	134

Future Site Restoration and Abandonment	405	213	805	434

Depletion and Depreciation	15,616	11,012	26,588	23,540

	24,914	19,944	46,407	45,453

Earnings before Income Taxes	17,502	7,690	43,918	312

Income Taxes

Current	-	3,076	-	125

Net Earnings	17,502	4,614	43,918	187

Accumulated Earnings Net of
Distributions at Beginning of Period	(8,270)	278,388	238,203	282,815

Reduction in Net Investment on
Restructuring (Notes 1 and 2)	-	-	(239,989)	-

Distributions Paid or Payable	(34,504)	-	(67,404)	-

Accumulated Earnings Net of
Distributions at End of Period	$(25,272)	$283,002	$(25,272)	$283,002

Earnings Per Trust Unit (Note 2(d))

Basic	$0.42	$0.12	$1.08	$-

Diluted	$0.42	$0.12	$1.07	$-

Distributions Per Trust Unit	$0.804		$1.634

See Accompanying Notes

10 Paramount Energy Trust

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2003	2002	2003	2002

Cash Provided By (Used For)

Operating Activities

Net Earnings	$17,502	$4,614	$43,918	$187

Items not Involving Cash

Depletion and Depreciation	15,616	11,012	26,588	23,540

Future Site Restoration and Abandonment	405	213	805	434

Items not Associated with Operations

Dry Hole	-	28	-	246

Geological and Geophysical	44	-	67	367

Funds Flow from Operations	33,567	15,867	71,378	24,774

Change in Non-Cash Working Capital	4,223	(14,713)	(7,559)	(13,599)

	37,790	1,154	63,819	11,175

Financing Activities

Issue of Trust Units	60,898	-	260,279	-

Distributions to Unitholders	(34,504)	-	(67,404)	-

Change in Bank and Other Debt	(29,109)	-	29,401	-

Change in Non-Cash Working Capital	(21,740)	-	11,160	-

	(24,455)	-	233,436	-

Funds Available for Investment	13,335	1,154	297,255	11,175

Investing Activities

Dry Hole	-	(28)	-	(246)

Geological and Geophysical	(44)	-	(67)	(367)

Acquisition of Properties	(13,204)	-	(288,414)	-

Exploration and Development Expenditures	(87)	(1,126)	(8,774)	(10,562)

	$(13,335)	$(1,154)	$(297,255)	$(11,175)

See Accompanying Notes

Second Quarter Report 11

1. PARAMOUNT ENERGY TRUST

Paramount Energy Trust ("PET" or the "Trust") is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated June 28, 2002, as amended, and whose trustee is Computershare Trust Company of Canada. The beneficiaries of PET are the holders of the Trust Units of PET (the "Unitholders"). PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the "Administrator") and the 100 percent ownership of the beneficial interests of Paramount Operating Trust ("POT"). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT. As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT. In addition, the Administrator will provide certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET indenture.

The issuance of a receipt for a prospectus was made by Canadian regulatory authorities on January 29, 2003, and by regulators in the United States on February 3, 2003. Subsequent to the issuance of these receipts, PET, POT, the Administrator and Paramount Resources Ltd. ("PRL") completed a series of transactions pursuant to which PET, on a consolidated basis, acquired oil and gas properties and related assets with an estimated value of $301,000,000 from PRL. PET raised equity of approximately $150,000,000 from the exercise of rights and obtained bank financing of approximately $100,000,000, as follows:

  On February 3, 2003, PRL, effective July 1, 2002, sold its interest in certain assets (the "Initial Assets") to POT for consideration consisting of a promissory note in PRL's favor of $81,000,000. Interest on the $81,000,000 purchase price accrued at a rate of 6.5 percent per annum. At that time a secured guarantee was given by both POT and PET in respect of $20,000,000 of PRL's indebtedness to PRL's lenders. At the same time PRL and POT executed the Take-Up Agreement which required PRL to sell and POT to purchase 100 percent of PRL's interest in certain additional assets (the "Additional Assets"). The purchase price was $220,000,000. POT paid a $5,000,000 deposit on the purchase price of these assets through the issuance of a non-interest bearing promissory note;
  POT, effective July 1, 2002, granted to PET a royalty of 99 percent of the net revenue less permitted deductions with respect to debt payments, capital expenditures and certain other amounts from the Canadian resource properties comprised in the Initial Assets and all after-acquired Canadian resource properties of POT including the Additional Assets described below (the "Royalty") in exchange for consideration consisting of $64,152,000 to be paid in

12 Paramount Energy Trust

accordance with an agreement between POT, PET and PRL whereby PET issued and delivered to PRL a first promissory note in the amount of $30,000,000 and a second promissory note in the amount of $34,152,000. The first promissory note carried annual interest equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent. This payment reduced the amount of indebtedness that POT owed to PRL to approximately $16,848,000 which was represented by a promissory note that carried annual interest from the date of issue equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent. PET granted a security interest to PRL in PET's assets as security for its indebtedness under the first promissory note and POT granted a guarantee to PRL for such indebtedness and granted PRL a security interest over its assets for the guarantee;

  PET issued 6,636,045 Trust Units to PRL in full repayment of the indebtedness under the second promissory note;
  PET purchased from PRL the remaining $16,848,000 indebtedness owed by POT to PRL in exchange for the issuance and delivery to PRL of an additional 3,273,721 Trust Units;
  PRL did, on February 4, 2003, by way of a dividend, distribute all of the PET Trust Units held by PRL, being all 9,909,767 Trust Units, to the holders of PRL common shares.

PET issued to each of the holders of the Trust Units distributed by PRL, three rights to subscribe for additional PET Trust Units. Each right entitled the holder to purchase one additional PET Trust Unit at a subscription price of $5.05 per Trust Unit. On March 11, 2003, PRL did, effective July 1, 2002, sell to POT 100 percent of PRL's interest in the Additional Assets for an aggregate consideration of $220,000,000. This was funded by the exercise and payment of 100 percent of the rights granted, resulting in proceeds of $150,129,475 (before issue costs). These funds together with bank financing of $100,000,000 were also used to repay the $30,000,000 promissory note to PRL and to complete the acquisition of the Additional Assets.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The accompanying consolidated balance sheet of PET as at June 30, 2003, and the consolidated statements of earnings and accumulated earnings and consolidated statements of cash flows of PET for the three and six month periods ended June 30, 2003, have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Prior to the asset acquisitions on February 3 and March 11, 2003, described in Note 1, the consolidated financial statements include the operations and results of the northeast Alberta properties of Paramount Resources Ltd. which were acquired by the Trust on those dates. The

Second Quarter Report 13

consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to PRL's northeast Alberta core area of operations as the Trust acquired substantially all of PRL's natural gas assets in that region. Certain of PRL's properties in northeast Alberta were not acquired by the Trust and the results of such properties have been excluded from these consolidated financial statements. While the amounts applicable to PRL's northeast Alberta properties for certain revenues, royalties, expenses, assets and liabilities could be derived directly from the accounting records of PRL, it was necessary to allocate certain other items between PRL's core areas. In the opinion of management, the consolidated balance sheet and statements of earnings include all adjustments necessary for the fair presentation of the transactions in accordance with Canadian GAAP.

a) Principles of Consolidation The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries.

b) Petroleum and Natural Gas Operations PET follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of properties and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 30 percent.

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost-recovery test. An impairment loss should be recognized when the carrying amount of the asset is less than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the fair value of the asset where fair value is calculated as the present value of estimated future cash flows. The carrying values of capital assets, including the costs of acquiring proven and probable reserves, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

14 Paramount Energy Trust

Prior to January 1, 2003, the net amount at which petroleum and natural gas costs on a property or project were carried was subject to a different cost-recovery test. Any impairment loss was the difference between the carrying value of the asset and its recoverable amount (undiscounted). This change has been adopted retroactively but had no effect on these consolidated financial statements.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust's proportionate interest in such activities.

The Trust's corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 2.5 percent to 20 percent.

c) Future Site Restoration and Abandonment Costs Estimated future site restoration and abandonment costs are provided for using the unit-of-production method based on total proved reserves before royalties. Costs are estimated by the Trust's engineers based on current regulations, costs, technology and industry standards. The annual charge is included in the calculation of net earnings and removal and site restoration expenditures are charged to the accumulated provision as incurred.

d) Per Unit Information The Trust uses the treasury stock method where only "in the money" dilutive instruments impact the diluted calculations. In computing diluted earnings and funds flow from operations per unit, 512,161 net Units were added to the weighted average number of Trust Units outstanding during the period ended June 30, 2003, (2002 - nil net units) for the dilutive effect of Incentive Rights. Per Unit amounts for all periods prior to March 31, 2003 have been presented on a pro-forma basis as if the Trust Units outstanding at March 31, 2003 were all outstanding for each period shown.

e) Foreign Currency Translation Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at monthly average rates of exchange.

f) Financial Instruments The Trust may periodically enter into derivative financial instrument contracts to manage exposures related to interest rates, foreign currency exchange rates, and oil and natural gas prices. Amounts received or paid under interest rate swaps are recognized in interest expense, while settlement amounts on commodity and foreign currency hedge contracts are recognized in earnings as the related production revenues are recorded.

Second Quarter Report 15

g) Income Taxes The Trust, and its operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the Unitholders. As the Trust distributes all of its taxable income to the Unitholders pursuant to its Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements. The Administrator has no tax balances.

h) Unit Incentive Plan The Trust has a unit incentive plan as described in Note 6. Effective for fiscal years beginning on or after January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new Incentive Rights granted on or after January 1, 2002. The Trust has elected to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the Incentive Rights granted approximates the market price of the Trust Units at the time of the grant date, no compensation cost has been provided in the statement of income.

The exercise price of the Incentive Rights granted under the Trust's unit incentive plan may be reduced in future periods in accordance with the terms of the Incentive Rights plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the Incentive Rights granted under the plan.

Compensation costs for pro forma disclosure purposes have been determined based on the excess of the Trust Unit price over the exercise price of the Incentive Rights at the date of the financial statements. For the period ended June 30, 2003, net income would be reduced by $560,000 ($0.01 per Trust Unit) for the estimated compensation cost associated with the Incentive Rights granted under the Rights Plan on or after January 1, 2002.

3. CAPITAL ASSETS

Effective July 1, 2002, PET entered into a series of agreements with its then parent Paramount Resources Ltd., to acquire certain natural gas properties in northeast Alberta. The purchase price for the initial assets acquired was $81 million funded by way of issue of Units and promissory notes. The purchase price for the remaining additional assets was $220 million funded by way of cash received from the issue of Trust Units pursuant to a Rights offering (Note 1) and bank debt (Note 1). As related party transactions, the purchase price of the acquired assets was adjusted to reflect the seller's net book value of the assets. This resulted in a reduction in the carrying value

16 Paramount Energy Trust

of natural gas properties of $16.8 million. This amount was recorded as a reduction in Unitholders' Equity.

On July 1, 2002, PET entered into an agreement with a related party, Summit Resources Limited, to acquire all of the furniture, fixtures and information technology infrastructure located in the Trust's current office premises. The purchase price for these assets was $2.1 million and was paid for by way of issue of a promissory note (Note 4). As the transaction was between related parties, the assets acquired were recognized at a value equal to their net book value in the books of the vendor. This resulted in an increase in the carrying value of the assets of $1.3 million and an equivalent increase in Unitholders Equity.

	June 30, 2003	December 31, 2002

Petroleum and Natural Gas Properties	$554,722	$497,523

Corporate Assets	2,828	2,828

Adjustment to Net Book Value	(15,437)	1,317

	542,113	501,668

Accumulated Depletion and Depreciation	(276,208)	(249,620)

	$265,905	$252,048

4. BANK AND OTHER DEBT

On February 4, 2003, Paramount Energy Trust issued a promissory note in the amount of $34.2 million in relation to the acquisition of certain assets in northeast Alberta. Subsequently this promissory note was extinguished through the issue of Trust Units (Note 5).

On February 3, 2003, Paramount Energy Trust issued a promissory note in the amount of $30.0 million in relation to the acquisition of certain assets in northeast Alberta. Subsequently this promissory note was extinguished through the utilization of bank facilities.

On July 1, 2002, PET issued a promissory note pursuant to the acquisition of assets from Summit Resources Limited (Note 3). This promissory note accrued interest at a rate of prime plus 0.25 percent. The promissory note was repaid in full on February 3, 2003. No interest was paid during the period. All interest accrued on the promissory note was paid at the time the promissory note was extinguished.

PET has a revolving credit facility with a syndicate of Canadian Chartered Banks with a borrowing base at June 30, 2003 of $115 million. As at June 30, 2003, PET is restricting its borrowing to no more than $56 million under the facility until further clarification of the gas/bitumen matter described in Note 7. The facility consists of a demand loan of $105 million and a working capital facility of $10 million. In addition to amounts outstanding under the facility, PET has outstanding

Second Quarter Report 17

letters of credit in the amount of $1.7 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Banker's Acceptances (BA), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust's current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the Lenders' prime rate.

5. TRUST UNIT CAPITAL a) Authorized Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date.

b) Issued and Outstanding The following is a summary of changes in capital during the period ended June 30, 2003:

	Number
Trust Units	Of Units	Amount

Balance, December 31, 2002	1	$100

Units Issued on Settlement of Promissory Note	6,636,045	34,152,000

Units Issued on Settlement of Promissory Note	3,273,721	16,848,000

Units Cancelled after Declaration of Dividend
by Paramount Resources Limited	(173)	(874)

Units Issued Pursuant to Rights Offering	29,728,782	150,130,349

Units Issued Pursuant to Unit Offering	5,000,000	63,250,000

Trust Unit Issue Costs		(4,100,575)

Balance, June 30, 2003	44,638,376	$260,279,000

18 Paramount Energy Trust

6. UNIT INCENTIVE PLAN

PET has adopted a Unit Incentive Plan which permits the Administrator's Board of Directors to grant nontransferrable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities', employees, officers, directors and other service providers. The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions. The Administrator's Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting. The grant price of the Incentive Rights (the "Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted. The holder of the Incentive Rights may elect to reduce the strike price of the Incentive Rights (the "Strike Price"), such reduction determined by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represent a return of more than 2.5 percent per quarter on PET's consolidated net fixed assets on its balance sheet at each calendar quarter end.

The Strike Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.

PET has granted 965,500 Incentive Rights to purchase PET Trust Units to directors, officers and employees of the Administrator.

For purposes of Canadian generally accepted accounting principles, PET will account for the Incentive Rights granted to employees or directors of PET and its subsidiaries by the settlement method under which no amount will be recorded at the time the Incentive Rights are granted. Proceeds received on the exercise of the rights will be added to Unitholders' equity.

The Incentive Rights will only be dilutive to the calculation of income per Trust Unit if the exercise price is below the fair value of the unit.

At June 30, 2003 a total of 3,963,838 units had been reserved under the Unit Incentive Plan. No units reserved under the Unit Incentive Plan had vested. All Incentive Rights had an exercise price of $5.05.

7. SUBSEQUENT EVENTS

The Alberta Energy and Utilities Board ("EUB") issued GB 2003-28 on July 22, 2003. The EUB continues to consider that gas production in pressure communication with associated potentially recoverable bitumen places future bitumen recovery at an unacceptable risk.

Second Quarter Report 19

GB 2003-28 identified 938 gas wells which are of concern to the EUB. The EUB has ordered the interim shut-in of these gas wells effective September 1, 2003. Temporary exemptions to the shut-in order will be provided for wells where operators have evidence that natural gas production does not affect the potential extraction of bitumen. A provision exists whereby objections to a filed exemption can be initiated by an oil sands leaseholder, EUB staff or other affected parties. An objection will trigger an expedited review. Upon finalization of a regional geological study, anticipated to be completed through a collaborative process with industry by December 31, 2003, the EUB will notify parties of its intention to vary the gas production status of specific wells. The EUB intends to decide the status of all gas production within the area of concern by April 1, 2004. If any affected party objects to the proposed gas well status, the EUB will convene a hearing regarding the matter.

GB 2003-28 identified 221 producing PET-interest natural gas wells in the affected area representing approximately 44 MMcf/d of production. The Trust interprets that approximately 6 to 12 MMcf/d of its current gas production is at risk of shut-in on September 1, 2003.

The work to identify wells which will be considered exempt from the shut-in order is ongoing, and PET cannot at this time accurately estimate the amount of production that may be shut-in, if any, and for what duration. We also cannot ensure that PET will be able to negotiate adequate compensation for having to shut in any such production. This could have a material adverse effect on the amount of income available for distribution to our Unitholders. However, due to the uncertainty of possible outcomes, no adjustments including writedown of petroleum and natural gas assets have been made to these consolidated financial statements. That may change depending upon the outcome of the various steps presently under consideration.

This second quarter report contains forward-looking information. Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect. These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations. There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

20 Paramount Energy Trust

Trust Information

MANAGEMENT

Clayton H. Riddell
Chairman of the Board and Chief Executive Officer

Susan L. Riddell Rose
President and Chief Operating Officer

Gary C. Jackson
Vice President, Land, Legal and Acquisitions

Kevin J. Marjoram
Vice President, Operations

Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer

Myra Jones
Corporate Secretary

DIRECTORS

Clayton H. Riddell [3]
Chief Executive Officer and Chairman of the Board
Paramount Energy Operating Corp.

Susan L. Riddell Rose [2]
President and Chief Operating Officer
Paramount Energy Operating Corp.

Karen A. Genoway [3][4]
Vice President, Land
Onyx Energy Inc.

Donald J. Nelson [1][2][3]
Business Executive

John W. Peltier [1][2][4]
President
Ipperwash Resources Ltd.

Howard R. Ward [1][4]
Partner
International Energy Counsel

(1) Member of Audit Committee
(2) Member of Environmental Committee
(3) Member of Compensation Committee
(4) Member of Corporate Governance Committee

AUDITORS

KPMG LLP

BANKERS

Bank of Montreal
Canadian Imperial Bank of Commerce
Bank of Nova Scotia

RESERVE EVALUATION CONSULTANTS

McDaniel & Associates Consultants Ltd.

TRUSTEE REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTING

Toronto Stock Exchange "PMT.UN"

HEAD OFFICE

500, 630 – 4th Avenue SW
Calgary, Alberta T2P 0J9
Phone: (403) 269-4400
Fax: (403) 269-4444
E-mail: info@paramountenergy.com
Website: www.paramountenergy.com

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Second Quarter Report 21

500, 630 – 4th Avenue SW
Calgary, Alberta, Canada T2P 0J9

T 403.269.4400
F 403.269.4444

www.paramountenergy.com